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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 11)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         TRUE NORTH COMMUNICATIONS INC.
                                (Name of Issuer)

                        COMMON STOCK, PAR VALUE $.33-1/3
                         (Title of Class of Securities)

                                   897844 10 6
                                 (CUSIP Number)

                              Thomas J. Kuhn, Esq.
                              Howard, Darby & Levin
                           1330 Avenue of the Americas
                            New York, New York 10019
                                 (212) 841-1000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 10, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

Check the following box is a fee is being paid with the statement / / (A fee is not required only if the reporting: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
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                                  SCHEDULE 13D

CUSIP No. 897844 10 6                                       Page  2  of 5  Pages

1  NAMES OF REPORTING PERSON
   Publicis Communication

   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   This optional information has been excluded to maintain the filer's privacy


2  CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
   (a)
   (b)


3  SEC USE ONLY


4  SOURCES OF FUNDS
   OO


5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) or 2(e)                                                             / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION
   France


NUMBER OF       7  SOLE VOTING POWER                            4,658,000
  SHARES
BENEFICIALLY    8  SHARED VOTING POWER                              -0-
 OWNED BY
   EACH         9  SOLE DISPOSITIVE POWER                       4,658,000
 REPORTING
PERSON WITH    10  SHARED DISPOSITIVE POWER                         -0-


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   4,658,000


12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   Approximately 18.4%


14 TYPE OF REPORTING PERSON
   CO


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                                  SCHEDULE 13D

CUSIP No. 897844 10 6                                       Page  3  of 5  Pages

1  NAMES OF REPORTING PERSON
   Publicis S.A.

   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   This optional information has been excluded to maintain the filer's privacy


2  CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
   (a)
   (b)


3  SEC USE ONLY


4  SOURCES OF FUNDS
   OO


5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) or 2(e)                                                             / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION
   France


NUMBER OF       7  SOLE VOTING POWER                            4,658,000
  SHARES
BENEFICIALLY    8  SHARED VOTING POWER                              -0-
 OWNED BY
   EACH         9  SOLE DISPOSITIVE POWER                       4,658,000
 REPORTING
PERSON WITH    10  SHARED DISPOSITIVE POWER                         -0-


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   4,658,000


12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   Approximately 18.4%


14 TYPE OF REPORTING PERSON
   HC, CO


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CUSIP NO.897844 10 6                   13D                     Page 4 of 5 Pages


            This Amendment No. 11 to Schedule 13D (this "Amendment") with respect to True North Communications Inc., a Delaware corporation (the "Company"), is being filed on behalf of Publicis S.A., a societe anonyme organized and existing under the laws of France ("Publicis"), and Publicis Communication, a societe anonyme organized and existing under the laws of France ("Communication") (Publicis and Communication being hereinafter referred to collectively as the "Reporting Persons"), to amend the Schedule 13D (the "Schedule 13D") originally filed by the Reporting Persons on January 30, 1989, as amended to date. Unless otherwise indicated, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 of Schedule 13D is hereby amended, in pertinent part, by adding to the end thereof the following:

            On December 10, 1997, Publicis issued a press release announcing the withdrawal of its previously announced tender offer for 9,619,904 shares of common stock of True North Communications Inc.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

            The following exhibits are filed herewith:

Exhibit A -- Press Release dated December 10, 1997 issued by Publicis S.A.

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CUSIP NO.897844 10 6                   13D                     Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of:  December 11, 1997

                                         PUBLICIS S.A.


                                         By:   /s/ Maurice Levy
                                            -----------------------------
                                             Maurice Levy,
                                             President


                                         PUBLICIS COMMUNICATION


                                         By:   /s/ Jean-Paul Morin
                                            -----------------------------
                                              Jean-Paul Morin,
                                              Secretaire General

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                                 EXHIBIT INDEX



Exhibit A -- Press Release dated December 10, 1997 issued by Publicis S.A.